Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Following the completion of its Initial Public Offering (IPO) in March 2025, the Company has continued to strengthen its market presence and expand its business operations across Malaysia and selected international markets. The enhanced visibility and credibility gained from its listing have supported the Company in strengthening relationships with existing customers, expanding its dealer network and pursuing new business opportunities in markets including Dubai, Indonesia and Singapore.

Incorporated in Malaysia in 2018, the Company provides customizable software solutions designed to integrate with customers’ operational workflows, with a strong presence in the food and beverage (F&B) industry. Its flagship Speed+ platform provides digital ordering and transaction management solutions and is deployed on Point of Sale (POS) terminals sourced from third-party suppliers. The Company also develops customized applications and software solutions for table ordering, QR ordering and self-service kiosk systems. For the six months ended June 30, 2025 and June 30, 2026, revenue from Speed+ smart ordering and QR subscription services represented 28.13% and 27.82% of total revenue, respectively, while software development services represented 12.87% and 12.19%, respectively.

While the Company’s customer base continues to be concentrated in Malaysia’s F&B industry, its customizable software and application capabilities allow it to serve customers across other sectors, including geotechnology, beauty and property consulting. The Company has also incorporated AI-driven F&B data analytics into its solutions to assist customers in improving business intelligence, operational visibility and decision-making. These capabilities enable the Company to broaden its technology offerings beyond traditional F&B applications.

The Company also provides self-service food ordering kiosk solutions that combine hardware and software to improve ordering efficiency and customer experience. The kiosks enable customers to browse menus, customize orders and complete payments through an integrated self-service platform. For the six months ended June 30, 2025 and June 30, 2026, sales of food ordering kiosks represented 22.09% and 17.75% of total revenue, respectively. The Company also provides robotic arm solutions to support automation and operational efficiency within F&B establishments.

Software consultation and development services remain an important component of the Company’s business. The Company’s in-house programming team develops scalable digital solutions tailored to customers’ requirements, while specialized outsourcing partners are engaged where additional technical capabilities are required for complex projects. This combination of internal development capabilities and external resources enables the Company to respond to a broader range of project requirements while maintaining flexibility in project delivery.

The Company also provides social media management and digital marketing services, including the management of online platforms for Key Opinion Leaders (KOLs) and influencers. These services incorporate data analytics and performance-driven content strategies to improve audience engagement and campaign effectiveness. The Company’s AI-driven analytics capabilities further support audience profiling, trend analysis and database optimization. For the six months ended June 30, 2025 and June 30, 2026, revenue from this segment represented 7.32% and 10.95% of total revenue, respectively.

Through its majority-owned subsidiary, CL Technologies (International) Sdn. Bhd., the Company also operates a power bank charging station business with installations across more than 300 locations in Malaysia. The business provides portable charging solutions in high-traffic locations, including shopping malls and public areas. Revenue from this segment represented 17.07% and 16.17% of total revenue for the six months ended June 30, 2025 and June 30, 2026, respectively.

Data management services form another component of the Company’s technology solutions. These services assist customers in organizing, cleaning and structuring data to improve accessibility and support business analysis and decision-making. For the six months ended June 30, 2025 and June 30, 2026, revenue from data management services represented 12.52% and 12.44% of total revenue, respectively.

During the six months ended June 30, 2026, the Company continued to expand its technology capabilities and diversify its business opportunities. The Company has progressed beyond its traditional F&B-focused software and hardware offerings and continued to develop solutions incorporating artificial intelligence, data analytics and technology infrastructure. These initiatives are intended to broaden the Company’s addressable market and create additional opportunities for recurring and project-based revenue.

For the six months ended June 30, 2026, the Company recorded total revenue of RM48,544,240 (USD11,887,026), compared with RM47,867,433 (USD11,721,297) for the corresponding period in 2025, representing an increase of approximately 1%. Net profit decreased to RM4,937,500 (USD1,209,045), compared with RM5,482,024 (USD1,342,383) for the corresponding period in 2025, representing a decrease of approximately 10%.

Cost of sales decreased from RM38,224,086 (USD9,359,930) for the six months ended June 30, 2025 to RM34,470,647 (USD8,440,826) for the corresponding period in 2026. The reduction in cost of sales, despite the increase in revenue, primarily reflects improvements in operating efficiency, changes in revenue mix and the Company’s continued efforts to scale its operations.

Overall, the Company continues to strengthen its position as a regional technology solutions provider by expanding its software, hardware, data management and AI-related capabilities. The Company’s diversified business model, combined with its growing technology capabilities and expanding market opportunities, provides a foundation for continued business development and long-term growth.

Results of Operations

Comparison of the Results for Six Months Periods Ended June 30, 2025 and 2026

	For the six months ended June 30,
	2025		2026		2026
	RM	%	RM	%	Convenience Translation USD
Revenue from services
Performance obligation satisfied over time
Subscription services	13,465,340	28.13%	13,503,358	27.82%	3,306,566
Software consultation and development services	6,161,113	12.87%	5,919,573	12.19%	1,449,526
Social media management services	3,501,177	7.32%	5,317,304	10.95%	1,302,048
Data management & analysis services	5,993,588	12.52%	6,038,395	12.44%	1,478,622
	29,121,218	60.84%	30,778,630	63.40%	7,536,762

Revenue from tangible products
Performance obligation satisfied at point in time
Food ordering kiosk with screen	10,575,550	22.09%	8,616,350	17.75%	2,109,885
Power bank charging station	8,170,665	17.07%	7,849,660	16.17%	1,922,146
	18,746,215	39.16%	16,466,010	33.92%	4,032,031

Revenue from rental
Performance obligation satisfied at point in time
Coffee Machine Kiosk Rental	-	0.00%	1,299,600	2.68%	318,233

Total revenue	47,867,433	100.00%	48,544,240	100.00%	11,887,026

Total revenue increased by RM676,807 or $165,729 approximately 1% from RM47,867,433 or $11,721,297 for the six months ended June 30, 2025 to RM48,544,240 or $11,887,026 for the six months ended June 30, 2026.

Revenue from Services

Revenue from services increased by RM1,657,412 or $405,850 approximately 6% from RM29,121,218 or $7,130,912 for the six months ended June 30, 2025 to RM30,778,630 or $7,536,762 for the six months ended June 30, 2026. This increase is attributed to the following:

1.	Subscription Services: Revenue from subscription services increased by RM38,018 or $9,309 approximately 0.28% from RM13,465,340 or $3,297,257 for the six months ended June 30, 2025 to RM13,503,358 or $3,306,566 for the six months ended June 30, 2026. The modest increase was primarily supported by SAAS customer renewals subscriptions and new customer acquisitions. The Company also continued to enhance its subscription platform through the integration of AI-driven features, including personalized user experiences, predictive analytics and automated support tools. These enhancements are intended to improve customer engagement and support the retention of recurring subscription revenue. The Company’s bundled service offerings and continued customer engagement initiatives also contributed to the stability of subscription revenue.

2.	Software Consultation and Development Services: Revenue decreased by RM241,540 or $59,146 approximately 4% from RM6,161,113 or $1,508,672 for the six months ended June 30, 2025 to RM5,919,573 or $1,449,526 for the six months ended June 30, 2026. The decrease was primarily attributable to the timing and completion of certain software development and consultation projects during the reporting periods. While demand for customized digital solutions remained stable, revenue recognition may fluctuate depending on project commencement, development milestones and completion schedules. The Company continues to pursue customized software and digital transformation projects across various industries.

3.	Social Media Management Services: Revenue increased by RM1,816,127 or $445,715 approximately 52% from RM3,501,177 or $857,333 for the six months ended June 30, 2025 to RM5,317,304 or $1,302,048 for the six months ended June 30, 2026. The increase was primarily driven by higher demand for digital marketing, social media management and data analytics services. The Company’s ability to integrate data analytics, automation and AI-assisted tools into its digital marketing services supported the expansion of its customer base and service offerings. The Company continues to develop data-driven content and audience engagement solutions to support customers in improving their digital presence and marketing effectiveness.

4.	Data Management & Analysis Services: Revenue increased by RM44,807 or $10,972 approximately 0.75% from RM5,993,588 or $1,467,650 for the six months ended June 30, 2025 to RM6,038,395 or $1,478,622 for the six months ended June 30, 2026. The modest increase reflects continued demand for data management and analytical solutions among the Company’s customers. The Company’s solutions consolidate and analyse data generated from various sources, including POS systems, social media platforms, food ordering kiosks and power bank charging stations, to provide customers with business and customer insights. The Company has also continued to incorporate AI-driven analytics capabilities to improve data processing, predictive analysis and reporting. These enhancements are intended to improve service efficiency and support the scalability of the Company’s data management solutions.

Revenue from Tangible Products

Revenue from tangible products decreased by RM2,280,205 or $558,354 approximately 12% from RM18,746,215 or $4,590,385 for the six months ended June 30, 2025 to RM16,466,010 or $4,032,031 for the six months ended June 30, 2026. Key contributors include:

1.	Food Ordering Kiosk with Screen: Revenue decreased by RM1,959,200 or $479,750 approximately 19% from RM10,575,550 or $2,589,635 for the six months ended June 30, 2025 to RM8,616,350 or $2,109,885 for the six months ended June 30, 2026. The decrease was primarily attributable to lower sales volume during the reporting period and the timing of customer orders and deployments. Despite the decrease in revenue, demand for self-service ordering solutions remained supported by continued digitalisation and automation within the F&B industry. The Company continues to market its kiosks together with the Speed+ software platform to provide integrated ordering and payment solutions for F&B operators.

2.	Power Bank Charging Station: Revenue decreased by RM321,005 or $78,604 approximately 4% from RM8,170,665 or $2,000,750 for the six months ended June 30, 2025 to RM7,849,660 or $1,922,146 for the six months ended June 30, 2026. The decrease was primarily due to fluctuations in usage and revenue generated across the Company’s network of charging stations. The Company continued to expand and maintain its network in high-traffic locations and to strengthen its partnerships with venue operators. The business remains an established component of the Company’s diversified revenue base.

Revenue from Rental

Revenue from the newly introduced coffee machine kiosk rental business contributed RM1,299,600 or $318,233 in 2026. The new business forms part of the Company’s strategy to diversify its product and service offerings within the F&B and automated retail sectors. By leveraging its existing Speed+ software capabilities and software customisation expertise, the Company is able to integrate technology and automation into the coffee machine kiosk rental model. As the business is at an early stage of development, the Company continues to evaluate customer adoption, deployment costs and the payback period of the equipment.

	For the six months ended June 30,
	2025	2026	2026
	RM	RM	Convenience Translation USD
Cost of sales from services	26,076,313	22,553,942	5,522,783
Cost of sales from tangible products	11,983,053	11,511,846	2,818,905
Cost of sales from rental	164,720	404,859	99,138
Total cost of sales	38,224,086	34,470,647	8,440,826

Total cost of sales decreased by RM3,753,439 or $919,104 approximately 10% from RM38,224,086 or $9,359,930 for the six months ended June 30, 2025 to RM34,470,647 or $8,440,826 for the six months ended June 30, 2026. The decrease was primarily attributable to lower service-related costs and a reduction in the cost of tangible products, partially offset by higher depreciation costs associated with newly deployed assets for the Company’s coffee machine kiosk rental business.

Cost of Sales from Services

The cost of sales from services decreased by RM3,522,371 or $862,522 approximately 14% from RM26,076,313 or $6,385,305 for the six months ended June 30, 2025 to RM22,553,942 or $5,522,783 for the six months ended June 30, 2026. The decrease was primarily attributable to improved operating efficiency and the Company’s ability to manage service delivery costs as revenue remained relatively stable. The Company continued to incur costs relating to server capacity, network infrastructure, technical support, source code development and maintenance to support its operations and maintain system reliability. However, the benefits of infrastructure utilisation and operational efficiencies contributed to an overall reduction in service-related costs during the period.

Cost of Sales from Tangible Products

The cost of sales from tangible products decreased by RM471,207 or $115,385 approximately 4% from RM11,983,053 or $2,934,290 for the six months ended June 30, 2025 to RM11,511,846 or $2,818,905 for the six months ended June 30, 2026. The decrease was broadly consistent with the decline in revenue from food ordering kiosks and power bank charging stations during the period. The Company purchases these tangible products directly from suppliers and sells them to customers without performing installation work. Changes in product mix, sales volume and supplier pricing affected the overall cost of tangible products during the reporting period. The Company continued to manage procurement and supplier relationships to support product availability and cost efficiency.

Cost of Sales from Rental

The cost of sales from rental increased by RM240,139 or $58,803 approximately 146% from RM164,720 or $40,335 for the six months ended June 30, 2025 to RM404,859 or $99,138 for the six months ended June 30, 2026. The increase was primarily attributable to depreciation charges on newly deployed assets under the Company’s coffee machine kiosk rental business. The rental segment also continued to incur depreciation and other operating costs associated with its existing rental assets. The increase in rental costs was partially offset by the additional revenue generated from the newly introduced coffee machine kiosk rental business.

	For the six months ended June 30,
	2025	2026	2026
	RM	RM	Convenience Translation USD
Gross profit from services	3,044,905	8,224,688	2,013,979
Gross profit from tangible products	6,763,162	4,954,164	1,213,126
Gross (loss)/profit from rental	(164,720)	894,741	219,095
Total gross profit	9,643,347	14,073,593	3,446,200

Gross profit increased by RM4,430,246 or $1,084,833 approximately 46% from RM9,643,347 or $2,361,367 for the six months ended June 30, 2025 to RM14,073,593 or $3,446,200 for the six months ended June 30, 2026. The improvement was primarily attributable to the decrease in cost of sales, particularly service-related costs, while revenue remained relatively stable.

Services

The gross profit from services increased by RM5,179,783 or $1,268,372 approximately 170% from RM3,044,905 or $745,607 for the six months ended June 30, 2025 to RM8,224,688 or $2,013,979 for the six months ended June 30, 2026. The significant improvement was primarily attributable to the decrease in service-related cost of sales while service revenue remained broadly stable. The Company continued to invest in server infrastructure, technical support, source code development and maintenance to support its operations. However, improved utilisation of technical resources and infrastructure, together with greater operating efficiency, contributed to the substantial improvement in gross profit.

Tangible Products

The gross profit from tangible products reduced by RM1,808,998 or $442,969 approximately 27% from RM6,763,162 or $1,656,095 for the six months ended June 30, 2025 to RM4,954,164 or $1,213,126 for the six months ended June 30, 2026. The decrease was primarily attributable to the decline in revenue from food ordering kiosks, while revenue from power bank charging stations also decreased during the period. Although cost of sales decreased by approximately 4%, the reduction in revenue was greater than the corresponding reduction in product costs, resulting in lower gross profit for the segment.

Rental

The gross profit from rental increased by RM1,059,461 or $259,430 approximately 643% from loss of RM164,720 or $40,335 for the six months ended June 30, 2025 to profit of RM894,741 or $219,095 for the six months ended June 30, 2026. The improvement represented a significant turnaround in the rental segment and was primarily supported by the introduction of the Company’s coffee machine kiosk rental business during the period. The additional revenue helped offset depreciation and other operating costs associated with the newly deployed rental assets. As the business continues to develop, the Company expects asset utilisation and operating efficiency to remain key factors in the segment’s future profitability.

	For the six months ended June 30,
	2025	2026	2026
	RM	RM	Convenience Translation USD
Selling and administrative	(3,004,276)	(5,307,927)	(1,299,752)
Employee benefit expenses	(246,705)	(505,646)	(123,818)
Director emoluments	(617,923)	(1,828,853)	(447,831)
Total operating expenses	(3,868,904)	(7,642,426)	(1,871,401)

Operating income	5,774,443	6,431,167	1,574,799

Total operating expenses increased by RM3,773,522 or $924,022 approximately 98% from RM3,868,904 or $947,379 for the six months ended June 30, 2025 to RM7,642,426 or $1,871,401 for the six months ended June 30, 2026. The increase was primarily attributable to higher selling and administrative expenses, employee benefit expenses and director emoluments as the Company continued to expand its operations and corporate functions following its IPO. This rise in operating expenses was attributed to several key areas:

Selling and Administrative Expenses

These expenses increased by RM2,303,651 or $564,095 approximately 77% from RM3,004,276 or $735,657 for the six months ended June 30, 2025 to RM5,307,927 or $1,299,752 for the six months ended June 30, 2026. The increase was primarily attributable to higher legal and professional fees, marketing and promotional expenses, business development activities, and administrative costs associated with the Company’s expanded operations. The increase in legal and professional fees was mainly related to ongoing corporate, regulatory and compliance matters following the Company’s listing. The Company continued to invest in digital marketing and promotional activities to support customer acquisition and market development.

Employee Benefit Expenses

Employee benefit expenses increased by RM258,941 or $63,407 approximately 105% from RM246,705 or $60,411 for the six months ended June 30, 2025 to RM505,646 or $123,818 for the six months ended June 30, 2026. The increase was primarily attributable to the recognition of share-based payment expenses arising from the Company’s Employee Share Option Scheme (ESOS), together with higher employee-related costs associated with the expansion of the Company’s administrative and corporate support functions, including finance, human resources and general administration.

Director Emoluments

The expenses for director emoluments increased by RM1,210,930 or $296,520 approximately 196% from RM617,923 or $151,311 for the six months ended June 30, 2025 to RM1,828,853 or $447,831 for the six months ended June 30, 2026. The increase was primarily attributable to the implementation of new remuneration arrangements for directors during the current period, including the remuneration of newly appointed directors, as well as changes in the remuneration arrangements for existing directors. The increase also reflects the Company’s expanded corporate governance and oversight requirements following its listing.

Operating Income

Operating income increased by RM656,724 or $160,811 approximately 11% from RM5,774,443 or $1,413,988 for the six months ended June 30, 2025 to RM6,431,167 or $1,574,799 for the six months ended June 30, 2026. The increase was primarily driven by the significant improvement in gross profit, which increased by approximately 46% during the period and more than offset the increase in operating expenses.

The improvement in operating income was primarily driven by higher gross margins and improved cost efficiency, particularly within the services segment, which more than offset the mixed revenue performance across the Group’s business lines and the increase in operating expenses.

Key factors behind the improvement include:

●	Improved gross margins, particularly from the services segment;

●	Lower overall cost of sales and improved service-related cost efficiency; and

●	Increased contribution from social media management services and the newly introduced coffee machine kiosk rental business.

	For the six months ended June 30,
	2025	2026	2026
	RM	RM	Convenience Translation USD
Other income	822,043	50,948	12,477
Finance costs	(132,800)	(173,080)	(42,382)
Non-operating income/(loss)	689,243	(122,132)	(29,905)

Profit before tax	6,463,686	6,309,035	1,544,894
Tax Expenses	(981,662)	(1,371,535)	(335,849)
Net profit	5,482,024	4,937,500	1,209,045

Other Income

Other income decreased by RM771,095 or $188,817 approximately 94% from RM822,043 or $201,294 for the six months ended June 30, 2025 to RM50,948 or $12,477 for the six months ended June 30, 2026. The decrease was primarily attributable to lower non-operating gains recognised during the current period compared with the corresponding period in 2025. Other income for the current period primarily comprised interest income, foreign exchange gains or losses and other miscellaneous income, including the reversal of provisions where applicable.

Finance Costs

Finance costs increased by RM40,280 or $9,863 approximately 30% from RM132,800 or $32,519 for the six months ended June 30, 2025 to RM173,080 or $42,382 for the six months ended June 30, 2026. The increase was primarily attributable to higher financing and interest-related costs incurred during the period. Despite the increase, finance costs remained relatively modest in relation to the Company’s overall operating results.

Non-Operating Income/(Loss)

Non-operating income reduced by RM811,375 or $198,680 approximately 117% from income of RM689,243 or $168,775 for the six months ended June 30, 2025 to loss of RM122,132 or $29,905 for the six months ended June 30, 2026. The movement was primarily attributable to the absence of certain gains recognised in the corresponding period of 2025 and changes in foreign exchange movements and other non-recurring items during the current period.

Profit Before Tax

Profit before tax decreased by RM154,651 or $37,869 approximately 2% from RM6,463,686 or $1,582,763 for the six months ended June 30, 2025 to RM6,309,035 or $1,544,894 for the six months ended June 30, 2026. The decrease was primarily attributable to the increase in operating expenses and the reduction in non-operating income, which offset the 46% improvement in gross profit during the period.

Tax Expenses

Tax expenses increased by RM389,873 or $95,469 approximately 40% from RM981,662 or $240,380 for the six months ended June 30, 2025 to RM1,371,535 or $335,849 for the six months ended June 30, 2026. The increase was in line with the higher profit before tax recorded during the period.

Net Profit

Net profit decreased by RM544,524 or $133,338 approximately 10% from RM5,482,024 or $1,342,383 for the six months ended June 30, 2025 to RM4,937,500 or $1,209,045 for the six months ended June 30, 2026. The decrease was primarily attributable to higher operating expenses, increased finance costs and lower other and non-operating income during the period, which offset the improvement in gross profit and operating income.

Despite the decrease in net profit, gross profit increased by approximately 46%, supported by improved gross margins and lower service-related cost of sales. Operating income also increased by approximately 11%. However, the impact of higher selling and administrative expenses, employee benefit expenses, director emoluments and lower non-operating income resulted in a modest decline in overall net profit for the period.

Liquidity and Capital Resources

		For the six months ended June 30,
		2025	2026	2026
		RM	RM	Convenience Translation USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Profit for the period		5,482,024	4,937,500	1,209,045

Adjustments to reconcile net profit to net cash used in operating activities:
Provisions		25,296	-	-
Depreciation		1,416,746	2,375,429	581,671
Amortization		47,565	177,083	43,362
Imputed interest of lease liability		8,166	31,444	7,700
Finance costs		132,800	173,080	42,382
Overdraft charges		54,231	51,365	12,578
Income tax expenses		981,662	1,371,535	335,849
Gain on disposal of plant & equipment		(460)	-	-
Gain on lease termination		(4,790)	-	-
Share-based payment expense		-	4,748,609	1,162,792
Expected credit loss (ECL), net		1,779,458	2,235,888	547,502
Operating cash flows before movements in working capital		9,922,698	16,101,933	3,942,881

Trade receivables		(4,180,063)	(13,094,850)	(3,206,535)
Other receivables and prepayment (cash related)		(8,934,588)	(172,936)	(42,347)
Other payables and accrued liabilities		810,702	206,401	50,541
Trade payables		1,336,293	6,076,117	1,487,859
Cash (used in)/generated from operations		(1,044,958)	9,116,665	2,232,399

Income tax paid		(1,013,294)	(1,242,552)	(304,264)
Net cash (used in)/provided by operating activities		(2,058,252)	7,874,113	1,928,135

Investing activities
Purchase of plant and equipment		(16,678,670)	(3,944,574)	(965,908)
Proceeds from disposal of plant and equipment		833,172	-	-
Net cash used in investing activities		(15,845,498)	(3,944,574)	(965,908)

Financing activities
Issuance of ordinary shares		20,039,124	207,368	50,777
Repayment of lease liabilities		(52,438)	(191,308)	(46,846)
Increase in fixed deposits		(10,215)	(7,976)	(1,953)
Overdraft charges paid		(54,231)	(51,365)	(12,578)
Repayment of bank loans		(355,386)	(565,841)	(138,557)
Loan interest paid		(132,800)	(173,080)	(42,382)
Proceeds from amount due from/(to) directors		13,792	-	-
Net cash provided by/(used in) financing activities		19,447,846	(782,202)	(191,539)

Net increase in cash and cash equivalents		1,544,096	3,147,337	770,688
Cash and cash equivalents at beginning of period	10	370,129	9,161,045	2,243,265
Cash and cash equivalents at end of period	10	1,914,225	12,308,382	3,013,953

Supplement disclosures of non-cash activities
These transactions did not involve cash flows and are therefore excluded from the statement of cash flows in accordance with IAS 7 Statement of Cash Flows
Issuance of Class A ordinary shares for consultant services		-	55,356	13,555
Issuance of Class A ordinary shares for employee share option scheme		-	2,527,939	619,016
Issuance of Class A ordinary shares for consultant services (recognised as prepayments)		-	3,700,905	906,241
Issuance of Class A ordinary shares for advertisement services (recognised as prepayments)		-	763,728	187,014

Operating activities

For the six months ended June 30, 2025, the Company used RM2,058,252 or $504,002 from operating activities. The net cash outflow was primarily attributable to profit before tax, adjusted for non-cash items, and changes in working capital, including increases in trade payables, other payables and accrued liabilities, partially offset by increase in trade receivables and other receivables and prepayments.

For the six months ended June 30, 2026, the Company generated RM7,874,115 or $1,928,135 from operating activities. The positive operating cash flow was primarily attributable to profit before tax, adjusted for non-cash items, together with favourable changes in working capital, including increases in trade payables and a increase in trade receivables. The significant improvement in operating cash flow reflects stronger operating cash generation and working capital management during the period.

Investing activities

For the six months ended June 30, 2025, the Company invested RM15,845,498 or $3,880,087 in plant and equipment, primarily for the acquisition of plant and equipment to support its business operations and expansion.

For the six months ended June 30, 2026, the Company used RM3,944,574 or $965,908 in investing activities, primarily for the acquisition of plant and equipment and other assets to support new business segments and technological development, partially offset by proceeds from the disposal of plant and equipment.

The decrease in net cash used in investing activities reflects lower capital expenditure during the current period compared with the corresponding period in 2025. The Company continued to invest selectively in assets and infrastructure to support its ongoing business operations and expansion.

Financing activities

For the six months ended June 30, 2025, the Company generated RM19,447,846 or $4,762,194 in financing activities. The cash inflow was primarily attributable to proceeds of RM20,039,124 (US$4,906,835) from the issuance of ordinary shares, mainly in connection with the Company’s IPO, partially offset by repayments of lease liabilities and bank loans, loan interest and overdraft charges paid, as well as other financing-related movements.

For the six months ended June 30, 2026, the Company used RM782,202 or $191,539 of net cash in financing activities. The net cash outflow was primarily attributable to repayments of bank loans and lease liabilities, loan interest and overdraft charges paid, partially offset by proceeds from the issuance of ordinary shares.

The lower net cash generated from financing activities compared with the corresponding period in 2025 was primarily due to the absence of the significant IPO-related proceeds received in the prior period. During the current period, the Company continued to utilise financing resources to support its operations while managing its existing debt and other financing obligations.

Capital Expenditure

	For the six months ended June 30,
	2025	2026	2026
	RM	RM	Convenience Translation USD
Investment in plant and equipment:
Equipment & Machine	9,647,031	3,944,574	965,908
License	7,031,639	-	-
Total	16,678,670	3,944,574	965,908

For the six months ended June 30, 2025, the Company invested RM16,678,670 or $4,084,105 in plant and equipment.

For the six months ended June 30, 2026, the Company invested RM3,944,574 or $965,908 in plant and equipment.

Material Obligation for the twelve months ending June 30, 2026

	RM	RM	RM	RM	RM	RM	USD
Repayment Obligation	Leases	Bank Borrowings	Trade payable	Other payable	Tax payable	Total	Total
Period ending June 30, 2027	330,501	1,227,285	6,411,187	1,955,754	5,117,937	15,042,664	3,683,495
Period ending June 30, 2028	316,163	1,201,004	-	-	-	1,517,167	371,510
Period ending June 30, 2029	385,859	785,891	-	-	-	1,171,750	286,926
Period ending June 30, 2030	54,382	737,527	-	-	-	791,909	193,915
Period ending June 30, 2031	54,981	509,570	-	-	-	564,551	138,242
After June 30, 2031	59,502	5,416	-	-	-	64,918	15,896
	1,201,388	4,466,693	6,411,187	1,955,754	5,117,937	19,152,959	4,689,984

The Company believes that current working capital is adequate to meet these repayment material obligations for the twelve months ending June 30, 2027.

In addition, the Company expect to generate additional cash flow from operational profit to meet repayment obligation beyond June 30, 2027.

Financing Arrangement

As of June 30, 2026, the Company had RM2,250,000 or $550,957 overdraft facility through subsidiaries from two banks, intended for working capital purposes, with no amounts drawn and the full facility remaining available.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Estimates

Useful lives of plant and equipment

The Group’s management determines the estimated useful lives and the related depreciation charge for the Group’s plant and equipment. This estimate is based on the historical experience of the actual useful lives of plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and therefore depreciation charge in the future periods.

Impairment of Trade Receivables

The Group uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference will impact the carrying value of trade receivables. The information about the expected credit loss on the Group’s trade receivables is disclosed in Note 7.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk (including foreign currency risk and interest rate risk), credit risk, and liquidity risk in the ordinary course of business. Our overall financial risk management policy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Foreign Currency Risk

The Group expose to foreign currency risk due to transactions and balances denominated in currencies other than the functional currency of the respective entities of the Group, with the primary risk arising from the Chinese Renminbi (“RMB”). The Group closely monitor foreign currency risk on an ongoing basis to ensure that our net exposure remains at an acceptable level.

The company is subject to minimal foreign currency risk due to its foreign supplier policy of making prepayments in advance of delivery, thus eliminating the need for credit terms.

Interest Rate Risk

The Group exposed to interest rate risk arise mainly from interest-bearing bank loans. The interest rates and repayment terms of these loans are disclosed in Note 13 of the financial statements. Currently, The Group does not have an interest rate hedging policy. The sensitivity analysis below is based on our exposure to interest rates for non-derivative instruments at the end of the reporting period.

We use a 50-basis point increase or decrease to report interest rate risk internally to key management personnel, as this represents management’s assessment of a reasonably possible change in interest rates. If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, our profit would decrease or increase by approximately RM10,890 for the period ended June 30, 2026 and RM15,098 for the year ended December 31, 2025.

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. The Group practices prudent risk management by maintaining sufficient cash balances and the availability of funding through certain committed credit facilities. The table below analyses non-derivative financial liabilities of the Group into relevant maturity groupings based on the remaining period from the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, which includes both principal and interest. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Bank borrowings
Repayment within:
Less than 1 year	1,515,098	1,538,032	376,618
Between 1 and 2 years	1,515,681	1,415,001	346,491
Between 2 and 5 years	2,805,652	2,263,088	554,162
Over 5 years	126,513	5,479	1,342

Lease liabilities
Repayment within:
Less than 1 year	382,416	351,216	86,002
Between 1 and 2 years	364,216	351,216	86,002
Between 2 and 5 years	672,552	521,157	127,616
Over 5 years	92,312	35,128	8,602

Trade payable
Repayment within less than 1 year	335,070	6,411,187	1,569,906

Other payable
Repayment within less than 1 year	1,749,353	1,955,754	478,905

Credit Risk

Credit risk primarily arises from the possibility of customers failing to fulfill their payment obligations for the services provided. The Group addresses this risk by conducting thorough customer screening and segmentation based on creditworthiness, setting appropriate credit limits, and enforcing stringent payment terms such as upfront payments and short billing cycles.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro- economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Trade receivable
Collection within less than 1 year	11,204,601	24,299,451	5,950,206

Other receivables
Collection within less than 1 year	142,730	681,895	166,976

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Lifetime expected credit loss
As at beginning of the year/period	-	1,229,403	301,044
Add: Charge for the year/period	1,229,403	3,465,291	848,546
Less: Reversal during the year/period	-	(1,229,403)	(301,044)
As at end of the year/period	1,229,403	3,465,291	848,546

Capital Risk Management

The Group manages its capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

The Group manage its capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. Net debt is calculated as lease liability, borrowings and bank overdraft plus trade and other payables less cash and bank balances. Total capital is calculated as total equity plus net debts. Capital includes equity attributable to the owners of the parent and non-controlling interest.

	As of
	December 31, 2025	June 30, 2026	June 30, 2026
	RM	RM	Convenience Translation USD
Net debt	(2,670,486)	(43,316)	(10,607)
Total equity	102,011,998	120,339,450	29,467,518
Total capital	99,341,512	120,296,134	29,456,911

Gearing ratio	(2.69)%	(0.04)%	(0.04)%

Inflation

Malaysia’s inflation rates stood at 1.6% for the year ended December 31, 2025, and 1.9% for the period ended June 30, 2026. These figures indicate a moderate level of inflation during these periods and we believe that there will be no material impact on the Company.